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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     REPORT ON FORM 6-K DATED MARCH 19, 2009

                        Commission File Number: 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 28, 2006 (File No. 333-137628), on
September 10, 2007 (File No. 333-137628) and on September 10, 2008 (File No.
333-153396).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date: March 19, 2009
                                      By:  /s/ David Bar-Yosef
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                                           David Bar-Yosef, Advocate
                                           General Counsel

                          SHAMIR OPTICAL INDUSTRY LTD.

                       CODE OF ETHICS AND BUSINESS CONDUCT

       (AS AMENDED BY THE COMPANY'S BOARD OF DIRECTORS ON MARCH 17, 2009)

I.   PREAMBLE

Shamir Optical Industry Ltd. (together with its subsidiaries, "SHAMIR" or the
"COMPANY") hereby expressly recognizes and adopts the following Code of Ethics and Business Conduct (the "CODE") and emphasizes the importance of this Code for the corporate governance principles of the Company and its subsidiaries. The
Code conforms to the requirements of the U.S. Securities and Exchange Commission
("SEC") and the Nasdaq Stock Exchange ("NASDAQ"). The Code applies to the
Company's directors, officers and employees, including, in particular, its chief executive officer, its chief financial officer, its chief accounting officer or controller and other persons performing similar functions.

II.  ETHICAL BEHAVIOR AND PREVENTION OF CONFLICTS OF INTEREST

The Company requires scrupulously ethical behavior of all its directors, officers and employees in all areas, particularly in the business dealings of the Company.

Every director, officer and employee is required to avoid activities and associations outside of the Company that could lead to a conflict of interest. A conflict of interest exists whenever the interests of a director, officer or employee or of a member of his or her immediate family conflict in any way with the interests of the Company. A conflict could arise whenever a director, officer or employee takes actions or pursues interests that would make it difficult for him or her to perform his or her duties within the Company objectively and effectively. A conflict of interest could also arise when a director, officer or employee or a member of his or her family receives improper personal benefits as a result of his or her position within the Company. Every director, officer and employee is required to disclose any such conflict of interest to the compliance officer immediately. Should the compliance officer him- or herself or a member of the senior management of the Company Committee have such a conflict of interest, the compliance officer shall immediately inform the audit committee.

III. PUBLIC DISCLOSURE AND COMMUNICATION

The Company and its senior management are required to present the quarterly, annual and consolidated financial and other reports of the Company, as well as its public disclosure and communication, in a manner that is complete, fair, accurate, timely and understandable.

All Company books, records and accounts are to be maintained in accordance with applicable regulations and standards and must accurately reflect the true nature of the transactions they record. Company financial statements will conform to the Company's accounting policies, which are based on generally accepted accounting rules. No undisclosed or unrecorded account or fund shall be established for any purpose. No false or misleading entries shall be made in the
Company's books or records for any reason, and no disbursement of corporate funds or other corporate property shall be made without adequate supporting documentation.

IV.  CORPORATE OPPORTUNITIES

Employees, officers and directors are prohibited from (a) taking for themselves personally opportunities that are properly within the scope of the Company's activities, (b) using corporate property, information or position for personal gain, and (c) competing with the Company. Employees, officers and directors owe a duty to the Company to advance its legitimate interests to the best of their ability.

V.   COMPLIANCE WITH OFFICIAL RULES, REGULATIONS AND LAWS

The Company requires its directors, officers and employees to comply with all applicable laws, rules and other regulations. This requirement includes laws and rules with respect to insider trading.

Directors, officers and employees are required to disclose violations of laws, rules or regulations to the compliance officer. In the event that the compliance officer himself or herself is involved in such a violation, the violation shall be disclosed to the audit committee.

Directors, officers and employees are encouraged to seek guidance and advice before commencing any activity or after witnessing activity that might give rise to questions relevant to the Code.

VI.  CONFIDENTIALITY

Directors, officers and employees shall maintain the confidentiality of information entrusted to them by the Company or customers of the Company.
Confidential information includes all non-public information that might be of use to competitors, or that might be harmful to the Company or its customers if disclosed. The obligation to safeguard confidential information continues after employment with the Company ends.

The obligation to maintain the confidentiality of information may be subject to legal or regulatory requirements to disclose that information. In such cases, the Company's legal department or advisers will assist in determining what disclosure is required.

VII. FAIR DEALING

Each director, officer and employee shall deal fairly with customers, suppliers, competitors and employees. No person may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

VIII ACCURACY OF RECORDS

No director, officer or employee may cause the Company to document or record a transaction in a deceptive or unlawful manner, or create a false or artificial document or book entry for any transaction entered into by the Company. All directors, officers and employees are responsible to accurately record all funds, assets and transactions on the Company's books and records.

IX.  PROTECTION AND PROPER USE OF COMPANY ASSETS

All directors, officers and employees should protect the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. All of the Company's assets should be used for legitimate business purposes only.

X.   COMPLIANCE WITH THE CODE; VIOLATIONS OF THE CODE

Each director, officer and employee is personally responsible for ensuring that his or her behavior complies with this Code. The Company's senior management shall strive to promote a corporate culture that is based on compliance with all laws, rules and regulations. The Company actively promotes ethical behavior in all its business activities. Employees, directors and officers are required to report violations of this Code to their managers, and to MR. DAVID BAR-YOSEF,
COMPANY'S GENERAL COUNSEL, at davidby@shamir.co.il. Any waiver of this Code for a member of senior management or a director may be granted only by the Company's board of directors or a committee thereof and promptly disclosed to shareholders.

The Company will take such actions as it deems appropriate for any violation of this Code, including possible termination of the employment relationship with the offending director, officer or employee.

XI.  PROCEDURAL MATTERS

The Company's General Counsel, Mr. David Bar-Yosef, shall serve as compliance officer with respect to this Code. The compliance officer shall support the
Company's board of directors and senior management in their efforts to monitor compliance with this Code. The compliance officer shall periodically review the adequacy of this Code and present his proposals for potential amendments to the board of directors.

Employees may report suspected violations of the Code to MR. DAVID BAR-YOSEF,
GENERAL COUNSEL, at +972-4-694-7810 or at davidby@shamir.co.il.

This Code shall be published in accordance with the rules of the SEC. The
Company may publish this Code by posting it on its web site at www.shamir.co.il.
Every amendment to this Code shall be promptly disclosed to the Company's shareholders and to the SEC on Form 6-K, in compliance with applicable securities laws, rules and regulations.

All directors, officers and employees will be supplied with a copy of the Code upon beginning service at the Company. A copy of the updated Code will be available by request at the human resources department.

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